RICHARDSON & PATEL LLP

June 6, 2012

United States Securities and Exchange Commission

Division of Mergers and Acquisitions

100 F Street NE

Washington, D.C. 20549

Re:	Ki Yong Choi PREN14A filed June 6, 2012 (Cryo-Cell International, Inc.)

Ladies and Gentlemen:

Richardson & Patel LLP is legal counsel to Mr. Ki Yong Choi.

Today, Mr. Choi has filed a preliminary proxy statement for the purpose of nominating six persons to the board of directors of Cryo-Cell International, Inc. (the “Company”). On May 22, 2012, the Company filed a Current Report on Form 8-K disclosing that it intended to have its annual meeting on June 26, 2012. The Company further indicated that stockholders would be asked to elect directors, affirm the Company’s choice of auditor and approve the 2012 Equity Incentive Plan. Due to the extremely tight time schedule, we respectfully request that you expedite your review in any way possible. Please direct any comments you may have to Kevin Friedmann, Esq. of Richardson & Patel LLP, 750 Third Avenue, 9th Floor, New York, New York 10017. Mr. Friedmann’s telephone number is (212) 561-5559, his fax number is (917) 591-6898 and his email address is kfriedmann@richardsonpatel.com. Thank you for your assistance with this matter.

Very truly yours,

RICHARDSON & PATEL LLP

By:	/s/ Kevin Friedmann
Kevin Friedmann